INTEREST BEARING DEPOSIT FACILITY

TERM SHEET

December 15, 2016

JPMorgan Money Market Mutual Funds (“JPMIM”)

Attention: Brian Shlissel, John Tobin and Paul Przybylski

We are pleased to advise that JPMorgan Chase Bank, N.A. (“JPMCB”) would like to offer the below Interest Bearing Deposit Facility (“JPM IBD Facility”) related to your custody Cash Accounts (as defined in the Amended and Restated Global Custody and Fund Accounting Agreement dated as of September 1, 2010 between each of the entities listed on Schedule A thereto and JPMCB, as amended from time to time; hereinafter, “Accounts”) which will replace any current rate structure in place governing the Accounts. The Accounts are listed in Schedule 1 attached hereto.

Service Description:

(A)	At the end of each calendar day, the collected cash balances in the Accounts will remain in their respective accounts on the books of JPMCB. On calendar days during which the Accounts end the day in a positive collected cash balance, JPMCB will apply the applicable interest rate (the “Applicable Interest Rate”) listed on Schedule 2 (up to the levels set forth thereon) based on the following calculation:
USD: Balance x Applicable Interest Rate / 360

(B)	Interest will be accrued each calendar day and settled to the respective Account the next New York business day. Daily interest statements are available upon request and available in standard online reporting.

(C)	The balances in the Accounts are fully liquid.

(D)	The interest rates applied to our customers’ cash accounts are periodically set by JPMCB after considering a range of factors, including: the market rate environment, relevant competitor pricing and JPMCB’s demand for funds. JPMCB reserves the right to change the Applicable Interest Rate applicable to the Accounts from time to time subject to the consideration of the foregoing factors and JPMCB will notify JPMIM of any such decrease to the Applicable Interest Rate upon thirty (30) days’ written notice.

We sincerely appreciate the opportunity to work with JPMIM to develop a strategic liquidity solution and look forward to the long-term partnership for the business growth. Please do not hesitate to contact me with any questions or to discuss your facility.

Sincerely yours,

John Weeda

Managing Director

JPMORGAN CHASE BANK, N.A.

SCHEDULE 1 – LIST OF ACCOUNT(S)

Fund Name
JPMorgan Liquidity Assets Money Market Fund

JPMorgan Prime Money Market Fund

JPMorgan 100% US Treasury Securities Money Market Fund

JPMorgan US Government Money Market Fund

JPMorgan US Treasury Plus Money Market Fund

JPMORGAN Federal Money Market Fund